Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2022 appearing in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Innoviz”, “the Company” and “our company” refer to Innoviz Technologies Ltd.

Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Company Overview

We are a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucks, as well as other industries that require 3-dimensional high-resolution sensors. In addition, our solutions can enable safe autonomy for other industries, including logistics, drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security and mapping.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor. Later in 2022, an Asia-based automotive OEM selected us to serve as its direct LiDAR supplier for series production passenger vehicles. For further updates, please see Recent Developments below.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate and verify our many ground-breaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the current demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide turn-key autonomous solutions that are likely to accelerate widespread adoption across automakers at serial production scale.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 5. We believe this means that we are positioned to penetrate the current market, which is currently characterized mainly by Level 2+ production, and to continue to capture and extend our market share to Level 3 and above, as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide further cost efficiencies, while enabling even higher performance solutions for vehicles offering driving automation levels of Level 2+ and above.

In addition, during 2022 Innoviz became a Tier-1 supplier to the automotive industry. This allows Innoviz to have direct technical discussions with end-customers and to improve pricing to automotive OEMs with the goal of strengthening our position in the automotive market. This has already played a significant role in two of our major OEM program wins, one in Europe and one in Asia.

Recent Developments

In 2023, we announced that a leading global automotive customer aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program. In addition, on August 2, 2023 we announced together with BMW Group that we are expanding our collaboration by starting a B-sample development phase on a new generation of LiDAR. Under the new development agreement, following BMW requirements, we will develop these B-samples based on our second generation InnovizTwo LiDAR sensor.

A. Results of Operations

The results of operations presented below should be reviewed together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing in our Annual Report , and (iii) Item 5 - “Operating and Financial Review and Prospects” of our Annual Report.

The following table sets forth our consolidated results of operations data for the periods presented:

	Six Months Ended June 30,
	2023	2022
	(In thousands except per share data) (unaudited)
Revenues	$2,476	$3,571
Cost of revenues	(9,572)	(6,084)
Gross loss	(7,096)	(2,513)
Operating expenses:
Research and development	49,888	44,700
Sales and marketing	4,620	5,381
General and administrative	9,169	9,744
Total operating expenses	63,677	59,825
Operating loss	(70,773)	(62,338)
Financial income, net	5,267	4,040
Loss before taxes on income	(65,506)	(58,298)
Taxes on income	(468)	(48)
Net loss	$(65,974)	$(58,346)
Basic and diluted net loss per ordinary share	$(0.48)	$(0.43)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	136,640,997	134,607,839

Comparison of the Six Months Ended June 30, 2023 and 2022

Revenues

	Six Months Ended June 30,		Change	Change
	2023	2022	$	%
	(In thousands)	(In thousands	(In thousands)
Revenues	$2,476	$3,571	$(1,095)	(31)%

Revenues decreased by approximately $1.1 million, or 31%, to approximately $2.5 million for the six months ended June 30, 2023, from approximately $3.6 million for the six months ended June 30, 2022.

The decrease in revenues was primarily due to progress in the BMW program as it transitioned to volume production at Magna, the Tier-1 supplier of the program. The transition includes a shift from selling full LiDAR units to selling components to Magna at lower production average sales prices. The decline of BMW program revenues was partially offset by growth in the volume of unit sales.

Cost of Revenues and Gross Margin

	Six Months Ended June 30,		Change	Change
	2023	2022	$	%
	(In Thousands except percentages)		(In thousands)
Cost of revenues	$9,572	$6,084	$3,488	57%
Gross margin	(287)%	(70)%

Cost of revenues increased by approximately $3.5 million, or 57%, to approximately $9.6 million for the six months ended June 30, 2023, from approximately $6.1 million for the six months ended June 30, 2022.

The increase in cost of revenues was primarily due to full realization of the production inefficiencies of InnovizOne and related production salary cost. Gross margin decreased to approximately (287)% for the six months ended June 30, 2023, from approximately (70)% for the six months ended June 30, 2022, primarily due to the same factors that resulted in the increase in cost of revenues.

Operating Expenses

	Six Months Ended June 30,		Change	Change
	2023	2022	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Research and development	$49,888	$44,700	$5,188	12%
Sales and marketing	4,620	5,381	(761)	(14)%
General and administrative	9,169	9,744	(575)	(6)%
Total operating expenses	$63,677	$59,825	$3,852	6%

Research and Development

Research and development expenses increased by approximately $5.2 million, or 12%, to approximately $49.9 million for the six months ended June 30, 2023, from approximately $44.7 million for the six months ended June 30, 2022.

The increase was primarily attributable to an increase in headcount due to the recruitment of additional engineers to develop the InnovizTwo product, leading to higher personnel expenses and share-based compensation.

Sales and Marketing

Sales and marketing expenses decreased by approximately $0.8 million, or 14%, to approximately $4.6 million for the six months ended June 30, 2023, from approximately $5.4 million for the six months ended June 30, 2022.

The decrease was primarily attributable to a decrease in share-based compensation.

General and Administrative

General and administrative expenses decreased by approximately $0.5 million, or 6%, to approximately $9.2 million for the six months ended June 30, 2023, from approximately $9.7 million for the six months ended June 30, 2022.

The decrease was primarily attributable to a decrease in depreciation and amortization, partly offset by an increase in payroll and share-based compensation.

Financial Income , net

	Six Months Ended June 30		Change	Change
	2023	2022	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Financial income, net	$5,267	$4,040	$1,227	30%

Financial income, net was approximately $5.3 million for the six months ended June 30, 2023, compared to financial income, net of approximately $4.0 million for the six months ended June 30, 2022.

The increase was primarily related to gain related to marketable securities of $1.7 million and to bank deposit interest income of $1.5 million. These were partially offset by a decrease in income from exchange rate differences arising from our ILS denominated lease liabilities under ASC 842 of $1.7 million and by a decrease of income related to warrants liability revaluation in the amount of $0.5 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the six months ended June 30, 2023, approximately 84% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the six months ended June 30, 2023, the value of the USD appreciated against the value of the ILS by approximately 5.1%. Our most significant foreign currency exposures are related to our operations in Israel. The Company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, primarily in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rates, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted bank deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the six months ended June 30, 2023 and 2022.

B. Liquidity and Capital Resources

Sources of Liquidity

During the six months ended June 30, 2023 and 2022, we funded our operations primarily from approximately $370 million in proceeds we received from the Business Combination we completed in April 2021 and, to a lesser extent, from revenues generated from the sale of goods and services. As of June 30, 2023, we had approximately $129.6 million in cash and cash equivalents, short term deposits, marketable securities and short term restricted cash. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2023	2022
	(In Thousands)	(In Thousands)
Net cash used in operating activities	$(51,432)	$(50,109)
Net cash provided by investing activities	29,605	77,394
Net cash provided by financing activities	227	293
Effect of exchange rate changes on cash, cash equivalents and restricted cash	29	(1,122)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(21,571)	$26,456

Operating Activities

During the six months ended June 30, 2023, operating activities used approximately $51.4 million. The primary factors affecting operating cash flows during the six months ended June 30, 2023 were the net loss of approximately $66.0 million, impacted by non-cash charges of approximately $14.6 million consisting of stock-based compensation of approximately $10.4 million, depreciation and amortization of approximately $3.0 million and a decrease in working capital of approximately $1.2 million.

During the six months ended June 30, 2022, operating activities used approximately $50.1 million. The primary factors affecting operating cash flows during the six months ended June 30, 2022 were the net loss of approximately $58.3 million, impacted by non-cash charges of approximately $8.2 million consisting of stock-based compensation of approximately $9.2 million, depreciation and amortization of approximately $4.2 million, partially offset by an increase in working capital of approximately $5.2 million.

Investing Activities

During the six months ended June 30, 2023, cash provided by investing activities was approximately $29.6 million, which primarily resulted from withdrawal of bank deposits of approximately $79.5 million and net proceeds from sales and maturities of marketable securities of approximately $17.3 million, partially offset by investment in bank deposits of approximately $62.0 million and purchase of property and equipment of approximately $5.1 million.

During the six months ended June 30, 2022, cash provided by investing activities was approximately $77.4 million, which was primarily from withdrawal of bank deposits of approximately $135.0 million, partially offset by investment in bank deposits of approximately $50.0 million, purchase of property and equipment of approximately $5.0 million and an increase in restricted deposits of approximately $2.6 million.

Financing Activities

During the six months ended June 30, 2023, cash provided by financing activities was approximately $0.2 million resulting from the exercise of employee stock options.

During the six months ended June 30, 2022, cash provided by financing activities was approximately $0.3 million resulting from the exercise of employee stock options.

Funding Requirements

Our expense structure is stable, our expenses may gradually increase in connection with our ongoing activities. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and a stronger cash position may be perceived positively by such customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to raise capital when and if needed, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of June 30, 2023, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $129.6 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

We also expect our losses to be higher in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;
•	expand our design, development, installation and servicing capabilities;
•	increase our investment in research and development;
•	increase our test and validation activities as part of our Tier 1 responsibilities;
•	produce an inventory of our LiDAR solutions; and
•	increase our sales and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

The Company’s remaining performance obligations are comprised of product and engineering services not yet satisfied. As of June 30, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $9.1 million, which we expect to recognize as revenue in future years.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.